Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

eLong, Inc:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-126381 ) of eLong, Inc. and subsidiaries of our report dated May 31, 2007, except as to Note 18(c) which is as of June 15, 2007, with respect to the consolidated balance sheets of eLong, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income/(loss), and cash flows for each of the years in the three-year period ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 20-F of eLong, Inc. Our report refers to a change in the method of accounting for employee based arrangements as required by Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment”.

June 27, 2007